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                            February 23, 2021

       Eric Richman
       Chief Executive Officer
       Gain Therapeutics, Inc.
       4800 Hampden Lane, Suite 200
       Bethesda, MD 20814

                                                        Re: Gain Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 19,
2021
                                                            File No. 333-253303

       Dear Mr. Richman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Summary Financial Data, page 13

   1. Since you have updated your pro forma net loss per share information for the year ended
                                                        December 31, 2020,
please remove the related pro forma information for the year ended
                                                        December 31, 2019.
Refer to Rule 8-05 and Rule 11-02(c)(2)(i) of Regulation S-X.
                                                        Please address this
comment as it relates to the pro forma information included in your Selected Financial
Data and financial statements.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eric Richman
Gain Therapeutics, Inc.
February 23, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameEric Richman
                                                           Division of
Corporation Finance
Comapany NameGain Therapeutics, Inc.
                                                           Office of Life
Sciences
February 23, 2021 Page 2
cc:       Andrea Nicolas, Esq.
FirstName LastName